September 6, 2024

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition II Corp.
1412 Broadway
21st Floor, Suite 21V
New York, NY 10018

       Re: Horizon Space Acquisition II Corp.
           Draft Registration Statement on Form S-1
           Submitted August 12, 2024
           CIK No. 0002032950
Dear Mingyu (Michael) Li:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on August 12, 2024
General

1. We note your disclosure on page 32 that you will not consummate the initial business combination if you are unable to maintain net tangible assets of at least $5,000,001. We also note your disclosure on page 54 that you do not have a maximum redemption threshold. Please revise as appropriate to clarify this apparent inconsistency or advise.
Cover Page

2. We note your disclosure on page i that your efforts to identify a prospective target business will not be limited to a particular industry or geographic area. Please revise your disclosure to discuss that you will initially focus on businesses or entities in Asia, as you disclose on page iii, or advise.
 September 6, 2024
Page 2
3. Please revise your disclosure to state whether redemptions will be subject to any limitations. See Item 1602(a)(2) of Regulation S-K.
4. Please revise your disclosure regarding the amount of compensation received or to be received by the SPAC sponsor and its affiliates to include the repayment of loans and any compensation to be received by the SPAC sponsor and its affiliates, including but not limited to the payment to an affiliate of the sponsor for office space, administrative and support services. Please also revise to highlight the cross-references to the sections in the prospectus related to compensation. See Item 1602(a)(3) of Regulation
S-K.
5. Please revise to highlight the cross-references to the sections in the prospectus related to dilution and conflicts of interest. See Items 1602(a)(4) and 1602(a)(5) of Regulation S-K.
Prospectus Summary, page 3

6. Please disclose the amount of public shares sold in this offering that would have to be voted in favor of a business combination in order to approve the combination. If applicable, please also disclose the vote required for shareholder approval consistent with listing standards. For example, please disclose if NASDAQ listing standards require at least a majority of shares voting.
7. We note your disclosure on pages 13 and 28 that you may need to obtain additional financing in connection with the closing of the initial business combination or to meet working capital needs. Please revise your disclosure to describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
8. We note your disclosure discussing the payments to founders and securities owned or to be owned by the sponsor. Please revise your disclosure to discuss, in tabular format:
           The nature and amount of the compensation received or to be received by your sponsor and its affiliates, including but not limited to founder shares, private units, repayments of loans made by the sponsor, officers or directors to finance transaction costs associated with the initial business combination or for organizational and offering expenses, payment for administrative services, and anti-dilution adjustments to the founders; and
           The amount of securities issued or to be issued by you to the sponsor and the price paid or to be paid for such securities.
       Outside of the table, disclose the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. See Item
       1602(b)(6) of Regulation S-K.
Background and Competitive Strengths, page 10

9. We note your disclosure that Mr. Mingyu (Michael) Li serves as a director of Lakeshore
       Acquisition II Corp., a special purpose acquisition company currently listed on NASDAQ.
       Please revise your disclosure to describe the experience of Mr. Li in organizing Lakeshore
       Acquisition II Corp. and the extent to which Mr. Li is involved in Lakeshore Acquisition
       II Corp. See Item 1603(a)(3) of Regulation S-K.
 September 6, 2024
Page 3
Potential Approvals from the PRC Governmental Authorities for this Offering or a Business
Combination, page 19

10. Please revise your disclosure to describe the consequences to you and your investors if your officers and directors fail to receive the required permissions or approvals from the
       CSRC, CAC or any other governmental agency, or inadvertently conclude that such permissions or approvals are not required.

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company
Based in China, page 22

11. Please revise your disclosure addressing any impact PRC law or regulation may have on the cash flows associated with the business combination to include shareholder redemption rights.
Risk Factors, page 41

12. Please add a risk factor disclosing the material risks associated with the exclusive forum provision in your amended and restated memorandum and articles of association.
Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities, page 62

13. We note your disclosure that your sponsor and officers and directors may not participate in the formation of, or become an officer or director of, any other SPACS with a class of securities registered under the Exchange Act, until you have entered into a definitive agreement regarding your initial business combination. We also note your disclosure on page 132 that members of your management team may become an officer or director of another SPAC with a class of securities registered under the Exchange Act even before you have entered into a definitive agreement regarding your initial business combination, as well as your disclosure that Mr. Mingyu (Michael) Li is a director and executive officer of two SPACs. Please revise to clarify this apparent inconsistency, or advise.
The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities, page 87

14. Please revise your risk factor to include that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing
       SPAC investors elect to redeem their shares such that their redemptions would subject the
       SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Use of Proceeds, page 94

15. We note that the total amount of gross proceeds without over-allotment option does not sum correctly. In addition, we note that the total amount of net proceeds to be held in trust, as disclosed on page 95, appears to be inconsistent with the amount reflected in the
       Use of Proceeds table on page 94. Please revise to correct these discrepancies.
 September 6, 2024
Page 4
Dilution, page 99

16. Please revise your dilution disclosure to comply with Item 1602(c) of Regulation S-K.
       Additionally, both in your response and amended disclosure, specifically address the impact to dilution for the maximum redemption restriction given your disclosure on page
       43 indicating that you may not be able to consummate your initial business combination with redemptions that would cause your net tangible assets to be less than $5,000,001.
Proposed Business, page 107

17. Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
18. We note your disclosure regarding the enforceability of civil liability on page 176. Please also disclose these risks in the Proposed Business section, which should contain disclosures consistent with your discussion on page 176.
Our Sponsor, page 109

19. We note your disclosure on page 110 that other than the foregoing, your sponsor or its affiliates have not and will not receive any other form of compensation upon closing of the offering, and your disclosure on page 111 that other than the foregoing, the sponsor does not have any agreement, arrangement, or understanding with the Company regarding compensation, reimbursement, or transfer of interests in relation to your initial business combination. Please revise your discussion of compensation to include all compensation that has been or will be awarded to, earned by, or paid to the sponsor and its affiliates, including but not limited to the repayment of loans, the reimbursement of out-of-pocket expenses, and the payments for administrative support services. Revise your discussion of reimbursements to disclose repayments of loans, fees, and out-of-pocket expenses. Also revise to disclose any circumstances or arrangements under which the sponsor or its affiliates, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, such as anti-dilution adjustment mechanisms. See Item 1603(a)(6) of
       Regulation S-K.
20. Please revise your table on page 110 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Conflicts of Interest, page 131

21. Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors, and related to the value of founder shares, private shares, and private rights if you do not complete the initial business combination within the allotted time. See Item 1603(b) of Regulation S-K.
Exhibits

22. We note that the filed exhibits are related to Horizon Space Acquisition I Corp. Please revise to include exhibits related to Horizon Space Acquisition II Corp. and this offering.
 September 6, 2024
Page 5

       Please contact Jee Yeon Ahn at 202-551-3673 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Er (Arila) Zhou, Esq.